 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
February 13, 2020

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304
(Full mailing address of principal executive offices)

(818) 349-2870
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, par value $0.001 per share

Item 1. Fundamental Changes

TERMINATION OF POSTING AGREEMENT WITH STARTENGINE CROWDFUNDING, INC.

Med-X, Inc., a Nevada corporation (the “Company”) has been conducting an offering under Regulation A+ of the Securities Act of 1933, as amended, concurrently under a Posting Agreement with StartEngine Crowdfunding, Inc. (“StartEngine”), and a Selling Agreement with NMS Capital, Inc. (“NMS”), both members or affiliates of members of the Financial Industry Regulatory Authority (“FINRA”). Our Posting Agreement with StartEngine has been terminated without cause by StartEngine, which we believe is also withholding the release of subscription funds from our escrow account in breach of the Posting Agreement. StartEngine also reneged on its commitment to host a Regulation CF offering for the Company, after we incurred substantial expense and time preparing for it. Our offering under Regulation A+ with NMS is proceeding without interruption at http://www.medxinvestor.com.

This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of risks and other factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of registrant as specified in its charter)

Date: February 19, 2020	By:	/s/ Matthew Mills
Matthew Mills, President

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